STORAGE ALLIANCE INC.

NEWS May 13, 2003

For immediate release

Contact:

Investor/Media Relations

Ken Akerley

Storage Alliance receives Phone: (866) 364-2500 ext. 222

Government Science Credit Fax: (403) 262-0276

E-mail: ir@storagealliance.com

CALGARY, Alberta - Jeff Ascah, President and CEO of Storage Alliance Inc. (OTCBB: SGAL) announced today that the company has been granted a $99,900.00 CAD Scientific Research and Experimental Development (SR&ED) expenditures credit from the Canadian Government. The credit includes a $94,296.00 CAD cash refund.

"Storage Alliance was subject to a rigorous scientific and financial audit as part of the application process for this credit" states Jeff. "The successful evaluation from CCRA (Canada Customs and Revenue Agency) demonstrates our commitment to investing in the development of innovative solutions for the energy sector."

A form 8-K has also been filed with the SEC announcing this award.

For additional information please contact Ken Akerley, Investment Relations at the numbers noted.

About Storage Alliance

Storage Alliance is a provider of data storage and content management solutions in the petroleum industry; one of the world's most data and computing intensive industries. Storage Alliance's sophisticated data storage and content management solutions protect and manage seismic and related petroleum exploration and production data, and deliver this vital data with leading analytical applications and workflow tools. Our web-based services enable upstream petroleum industry customers to focus more resources on their core competency -- cost effectively finding oil & gas -- and less on information management and infrastructure, the result of which should shorten analysis and decision-making cycles, and improve corporate financial performance.